Iveda Solutions, Inc.
1201 S. Alma School Road

Suite 8500

Mesa, Arizona 85210

May 12, 2015

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3561

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ivan Griswold and Matthew Crispino

Re:	Iveda Solutions, Inc.
Registration Statement on Form S-1
File No. 333-202787

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Iveda Solutions, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern time, on Tuesday, May 12, 2015, or as soon as practicable thereafter.

The Company acknowledges that (1) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours,

IVEDA SOLUTIONS, INC.

By:	/s/ Robert J. Brilon
Name:	Robert J. Brilon
Title:	President and Chief Financial Officer